September 19, 2018

Xiangdong Guo
Deputy General Manager and Company Secretary
Guangshen Railway Company Limited
No. 1052 Heping Road
Luohu District
Shenzhen
People's Republic of China
518010

       Re: Guangshen Railway Company Limited
           Form 20-F for the Year Ended December 31, 2017
           Filed April 26, 2018
           File No. 001-14362

Dear Mr. Guo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure